Kirkpatrick & Lockhart  LLP                    1800 Massachusetts Avenue, N.W.
                                               Second Floor
                                               Washington, D.C.   20036-1800
202-778-9000



                                 April 30, 2002



LKCM Funds
301 Commerce Street, Suite 1600
Fort Worth, Texas   76102

Ladies and Gentlemen:

     You have requested our opinion, as counsel to the LKCM Funds (the "Trust"), as to certain matters regarding the issuance of Shares of the Trust. As used in this letter, the term "Shares" means the shares of beneficial interest of the following series of the Trust: the LKCM Balanced Fund, the LKCM Equity Fund, the LKCM Fixed Income Fund, the LKCM International Fund and the LKCM Small Cap Equity Fund.

     As such counsel, we have examined certified or other copies, believed by us to be genuine, of the Trust's Amended Agreement and Declaration of Trust and Amended By-laws and such resolutions and minutes of meetings of the Trust's Board of Trustees as we have deemed relevant to our opinion, as set forth herein. Our opinion is limited to the laws and facts in existence on the date hereof, and it is further limited to the laws (other than the conflict of law rules) in the State of Delaware that in our experience are normally applicable to the issuance of shares by unincorporated voluntary associations and to the Securities Act of 1933 ("1933 Act"), the Investment Company Act of 1940 ("1940 Act") and the regulations of the Securities and Exchange Commission ("SEC") thereunder.

     Based on present laws and facts, we are of the opinion that the issuance of the Shares has been duly authorized by the Trust and that, when sold in accordance with the terms contemplated by Post-Effective Amendment No. 16 to the Trust's Registration Statement on Form N-1A ("PEA"), including receipt by the Trust of full payment for the Shares and compliance with the 1933 Act and the 1940 Act, the Shares will have been validly issued, fully paid and non-assessable.

     We note, however, that the Trust is a business trust established pursuant to the Delaware Business Trust Act ("Delaware Act"). The Delaware Act provides that a shareholder of the Trust is entitled to the same limitation of personal liability extended to shareholders of for-profit corporations. To the extent that the Trust or any of its shareholders becomes subject to the jurisdiction of courts in states that do not have statutory or other authority limiting the liability of business trust shareholders, such courts might not apply the Delaware Act and, thus, might subject Trust shareholders to liability. To guard against this risk, the Agreement and Declaration of Trust: (1) requires that every written obligation of the Trust contain a statement that such obligation may be enforced only against the assets of the Trust and (2) provides for indemnification out of Trust property of any shareholder held personally liable, solely by reason of being a shareholder, for the obligations of the Trust. Thus, the risk of a Trust shareholder incurring financial loss beyond the shareholder's investment because of shareholder liability is limited to circumstances in which a court refuses to apply Delaware law, no contractual limitation of liability was in effect, and the Trust itself would be unable to meet its obligations.

     We hereby consent to this opinion accompanying the PEA when it is filed with the SEC and to the reference to our firm in the PEA.

                                                     Very truly yours,


                                                  /s/ Kirkpatrick & Lockhart LLP
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                                                     KIRKPATRICK & LOCKHART LLP